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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              ---------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)




                            Arbor Realty Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    038923108
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:


      [ ] Rule 13d-1(b)


      [ ] Rule 13d-1(c)


      [X] Rule 13d-1(d)

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CUSIP NO.  038923108                   13G                     PAGE 2 OF 5 PAGES


   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           (ENTITIES ONLY)

           Ivan Kaufman

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]
   3.      SEC USE ONLY

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America


      NUMBER OF              5.    SOLE VOTING POWER                   4,005,710
      SHARES                 6.    SHARED VOTING POWER                 0
    BENEFICIALLY             7.    SOLE DISPOSITIVE POWER              4,005,710
     OWNED BY                8.    SHARED DISPOSITIVE POWER            0
  EACH REPORTING PERSON WITH

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                            4,005,710

   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              23.49%

   12.     TYPE OF REPORTING PERSON                                       IN

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CUSIP NO.  038923108                 13G                       PAGE 3 OF 5 PAGES


   1.      NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           (ENTITIES ONLY)

           Arbor Commercial Mortgage, LLC       Tax ID No. ____________

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]
   3.      SEC USE ONLY

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America



     NUMBER OF               5.    SOLE VOTING POWER                    0
      SHARES
   BENEFICIALLY              6.    SHARED VOTING POWER                  0
    OWNED BY
      EACH                   7.    SOLE DISPOSITIVE POWER               0
   REPORTING
   PERSON WITH               8.    SHARED DISPOSITIVE POWER             0



   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                            3,989,979

   10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              23.40%

   12.     TYPE OF REPORTING PERSON                                           OO

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Item 1(a).        Name of Issuer:

                  Arbor Realty Trust, Inc. ("ART")


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  333 Earle Ovington Boulevard
                  Suite 900
                  Uniondale, NY 11553


Item 2(a).        Names of Persons Filing:

                  Ivan Kaufman; Arbor Commercial Mortgage, LLC


Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  333 Earle Ovington Boulevard
                  Suite 900
                  Uniondale, NY 11553

Item 2(c).        Citizenship:
                  Ivan Kaufman: United States of America; Arbor Commercial Mortgage, LLC: New York

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share


Item 2(e).        CUSIP Number:

                  038923108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

                  N/A


Item 4.           Ownership.

                  (a)   Amount Beneficially Owned:

                        Mr. Kaufman owns 13,334 shares of common stock directly. Mr. Kaufman indirectly beneficially owns 2,400 shares of common stock held by Mr. Kaufman's minor son. Mr. Kaufman also beneficially owns 67 shares of common stock and 3,776,069 units of limited partnership interest of Arbor Realty Limited Partnership ("ARLP"), the operating partnership of ART, indirectly through Arbor Commercial Mortgage, LLC ("ACM")."

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                        Pursuant to the Amended and Restated Partnership
                        Agreement of ARLP, dated as of July 1, 2003 (the "ARLP Partnership Agreement"), the units of limited partnership interest held by ACM are redeemable at the election of ACM, for cash or, at the election of ART, shares of ART Common Stock (the "Redeemable Paired Partnership Units").

                        The units of limited partnership interest are paired with shares of Special Voting Preferred Stock (the "SVP Stock") held by ACM. Pursuant to the Pairing Agreement, dated as of July 1, 2003, among ART, ACM, ARLP, Arbor Realty LPOP, Inc. and Arbor Realty GPOP, Inc., ART will issue to ACM one share of SVP Stock for each unit of limited partnership interest that ARLP issues to ACM. If ACM elects to redeem a Redeemable Paired Partnership Unit and ART elects to issue shares of ART Common Stock to ACM upon such redemption, the paired share of SVP Stock is redeemed and cancelled.

                        Mr. Kaufman also indirectly owns 213,840 shares of common stock that were issued to ACM in payment of the incentive fee pursuant to the Management Agreement, dated July 1, 2003, by and among ACM, ART and ARLP.

                        Mr. Kaufman owns 50.68% of ACM directly. Mr. Kaufman and Lisa Kaufman, his spouse jointly own 100% of Arbor Management, LLC, which owns 0.62% of ACM. The Ivan and Lisa Kaufman Family Trust owns 34.68% and the Ivan Kaufman Grantor Retained Trust (of which Mr. Kaufman is also a co-trustee) owns 3.92% of ACM. Both trusts benefit the dependent children of Mr. Kaufman.

                  (b)   Percent of Class:

                        Ivan Kaufman owns 23.49% and Arbor Commercial Mortgage owns 23.40%.

                  (c) As of December 31, 2005, Ivan Kaufman had the sole power to vote or to direct the vote of 4,005,710 shares of common stock and had the sole power to dispose or to direct the disposition of 4,005,710 shares of common stock. As of such date, Ivan Kaufman had no shared power to vote or direct the vote or to dispose or to direct the disposition of shares of common stock.

                        As of December 31, 2005, Arbor Commercial Mortgage, LLC had the sole power to vote or to direct the vote of 3,989,979 shares of common stock and had the sole power to dispose or to direct the disposition of 3,989,979 shares of common stock. As of such date, Arbor Commercial Mortgage, LLC had no shared power to vote or direct the vote or to dispose or to direct the disposition of shares of common stock.

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Item 5.           Ownership of Five Percent or Less of a Class.

                  N/A


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A


Item 8.           Identification and Classification of Members of the Group

                  N/A


Item 9.           Notice of Dissolution of Group.

                  N/A


Item 10.          Certifications.

                  N/A

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                                    SIGNATURE


      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 3, 2006


                                /s/ Ivan Kaufman
                                ---------------------
                                Ivan Kaufman



                                ARBOR COMMERCIAL MORTGAGE, LLC

                                By: /s/ Ivan Kaufman
                                    --------------------------------------------
                                    Name: Ivan Kaufman
                                    Title: Chief Executive Officer and President